FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  19 April 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Response to Acquisitor dated 19 April 2004



                           Baltimore Technologies Plc

                 Response to Acquisitor Holdings (Bermuda) Ltd

    Acquisitor fail to present a single proposal of how to build a business

London, UK - 19 April 2004. David Weaver, Chief Executive of Baltimore Technologies Plc (London: BLM) "Baltimore", issued the following response to Acquisitor Holdings (Bermuda) Ltd "Acquisitor", which issued an open letter to Baltimore's shareholders today.

"Today's announcement demonstrates just how little Acquisitor really have to offer shareholders. They continue to focus on the past, make inaccurate statements and choose to ignore that the ongoing Baltimore Board of seven includes six new appointments. Crucially, they fail to present a single proposal of how to build a business. Once again, they have also not given any detail on the so-called value they claim to have created in the past.

In contrast, the new Baltimore Board has a world-class energy team with over 10 decades of collective experience in the sector. I personally have over 38 years of experience, including building businesses for some of the world's leading energy companies like BP plc. We have a real plan and the experience to implement it swiftly and effectively.

We urge Baltimore shareholders to reject Acquisitor's opportunistic approach, by supporting the new Baltimore board at the forthcoming EGM."

                                    - Ends -

About Baltimore Technologies
Following the completion of the disposal of Baltimore Technologies' core PKI business on 2 December 2003, the continuing Group's assets consist primarily of cash.

www.baltimore.com

For further information:
Smithfield    +44 (0) 20 7360 4900
Nick Bastin   +44 (0) 7931 500 066
Will Swan     +44 (0) 7787 197 508




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Dennis Paul Kelly
                Title:      Chief Financial Officer & Chief Operating Officer




Date: 19 April 2004